SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934

(Amendment No. 1)*

Calpian, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)

13135X108
(CUSIP Number)
Hall Phoenix/Inwood, Ltd. 6801 Gaylord Parkway, Suite 100 Frisco, Texas 75034 Telephone No.: (972) 377-1100 Facsimile: (972) 377-1175
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e). 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Hall Phoenix/Inwood, Ltd. IRS EIN 75-2503042
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2015 (the “Schedule 13D”), which relates to the common stock (“Common Stock”), par value $0.001 per share, of Calpian, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 amends Item 5 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Item 5.            Interest in Securities of the Company

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    The Reporting Person no longer owns any shares of Common Stock.

(b)    Not applicable.

(c)    On December 30, 2015, the Reporting Person exchanged all of its shares of Common Stock for shares of common stock of a privately held affiliate of the Company.

(d)    Not applicable.

(e)    The Reporting Person ceased to be a beneficial owner of more than five percent of the shares of Common Stock on December 30, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2016

HALL PHOENIX/INWOOD, LTD.,
A Delaware limited partnership

By:	Phoenix Inwood Corporation,
Its general partner

	By:	/s/ Bryan Tolbert
Bryan Tolbert
Vice President of Finance